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                            VIVRA SPECIALTY PARTNERS, INC.



                        RETENTION AND COMPENSATION ARRANGEMENT



Purpose: To provide certain executives and key employees of Vivra Specialty Partners, Inc. or any affiliated company (collectively "VSP"), an incentive to stay in the employ of VSP, following the Merger of VSP. The arrangement provides for the payment of stay bonuses to participants (each a "Participant").

Participants:      Designated key employees.


Stay Bonuses:      With respect to certain Participants (the "x Participants"), on each Payment Date, such x Participant's will receive a cash lump sum payment equal to the percentage specified below the x Participant's Maximum Target Bonus, provided the x Participant is employed by VSP on such date.

                   PAYMENT DATE      PERCENTAGE OF MAXIMUM TARGET BONUS
                   ------------      ----------------------------------
                   One Month after
                   Effective Date                  20%

                   Six Months after
                   Effective Date                  40%

                   First Anniversary
                   of Effective Date               40%

                   The remaining Participants excluded from the aforementioned calculation will receive a cash lump sum payment equal to the percentage specified below the Participants Maximum Target Bonus, provided the Participant is employed by VSP on such date.

                   PAYMENT DATE      PERCENTAGE OF MAXIMUM TARGET BONUS
                   ------------      ----------------------------------
                   One Month after
                   Effective Date                  20%

                   First Anniversary
                   of Effective Date               40%

                   Second Anniversary
                   of Effective Date               40%


Maximum Target
Bonus: The Maximum Target Bonus each Participant will receive will be an amount previously disclosed in writing to Incentive AB ("Parent") and agreed to by Parent.


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     EFFECT OF TERMINATION OF EMPLOYMENT.

         TERMINATION FOR CAUSE.   If the Participant's employment is
terminated by VSP for Cause (as hereinafter defined), the Participant will immediately forfeit as of the date of such termination the right to receive any future installment payments. For purposes of this Arrangement "Cause" shall mean (i) the Participant's repeated failure to perform the material duties of his or her position after receipt of written notice of such non-performance; (ii) any willful misconduct or gross negligence on the part of the Participant which is demonstrably injurious to VSP; (iii) the Participant's repeated failure to observe one or more material policies of VSP after receipt of written notice of such non-observance; (iv) the Participant's commission of a felony or any other criminal offense involving dishonesty or moral turpitude; (v) the Participant's commission of any act of fraud against, or the misappropriation of property belonging to, VSP or
(vi) any breach by the Participant of the provisions of any other provision of this Arrangement. Whether the Participant's employment is terminated for "Cause" shall be determined in the discretion of Kent J. Thiry acting in his capacity as Chief Executive Officer of VSP.

         VOLUNTARY RESIGNATION OTHER THAN FOR GOOD REASON. If the Participant voluntarily resigns from employment with VSP other than for good reason (as hereinafter defined), the Participant will not be eligible for any future installment payments.

         TERMINATION WITHOUT CAUSE; RESIGNATION FOR GOOD REASON.     If the
Participant's employment is terminated by VSP without Cause or if the Participant resigns for Good Reason (as hereinafter defined), the balance of the installment payments will be paid at the time and in the manner comtemplated above. For purposes of this Arrangement, "Good Reason" shall mean (i) a material reduction in the Participant's rate of base salary (other than a reduction in base salary made in connection with a change in the compensation policies of VSP applicable to a number of similarly situated employees) or (ii) a material and detrimental reduction in the Participant's duties and responsibilities from those in effect prior to the Effective Time.

         DEATH OR DISABILITY.     If a Participant's employment is terminated
due to death or Disability (as hereinafter defined), all remaining installment payments as of the date of the Participant's death or Disability will be paid in a cash lump sum to the Participant or, in the event of death, the Participant's Beneficiary (as hereinafter defined) within ninety days of such date. Such payment shall be in full settlement of any amounts owed to the Participant under this Arrangement. For purposes of this Arrangement, "Beneficiary" shall mean the person designated in writing by the Participant to receive the payments hereunder in the event of the Participant's death, or, if no such person is designated or if no such person is alive at the time of the Participant's death, the Participant's estate. No Beneficiary designation shall be effective unless it is in writing, and received by VSP prior to the date of death. For purposes of this Arrangement, "Disability" shall mean absence from work for a period of at least six continuous months as a result of a mental or physical illness or disease.

Protective
Covenants:         As a condition to the payments above, Participants will
                   agree as follows:


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                   Certain Participants will agree not to compete with VSP (i)
                   while employed, (ii) for the x Participants who terminate within two years of the Effective Date, for up to the one-year period following termination of employment, but in no event longer than two years from the Effective Date, and (iii) for the remaining Participants who terminate within three years of the Effective Date for up to the one-year period following termination of employment, but in no event longer than three years from the Effective Date.

                   All Participants will agree not to solicit the customers or employees of VSP while employed and for the one-year period following termination of employment.

                   All participants will agree not to disclose any confidential or proprietary information at any time.

                   Breach by a Participant of any of these protective covenants will result in immediate forfeiture of any right to future payment of stay bonus. VSP shall also be entitled to appropriate equitable relief to enjoin any such breach.

Agreements:        Each Participant shall sign an agreement agreeing to
                   the terms above.


Governing Law: California.


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